CODE of ETHICS

INTRODUCTION

Roundhill Financial Inc. (“Roundhill ” or the “Firm”), in accordance with the requirements of Rule 204A-1 of the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 17j-1 of the Investment Company Act of 1940 (the Fund Act”), has approved and adopted this Code of Ethics (the “Code”). This Code sets forth the general fiduciary principles and standards of business conduct to which all of Roundhill’s Covered Persons are subject. This Code further sets forth policies and procedures that are reasonably designed to prevent Access Persons, as defined herein, from engaging in conduct prohibited by the Advisers Act and establishes reporting requirements for these Access Persons. Certain capitalized terms used in this Code and not defined in the text herein, such as “Access Persons,” are defined in Appendix A-1.

About Adviser

Roundhill is an investment adviser registered with the Securities and Exchange Commission (“SEC”) pursuant to the Advisers Act. Roundhill acts as an investment adviser to investment companies registered under the Investment Company Act of 1940 (the “Company Act”). A current list of registered investment companies for which Roundhill serves as adviser or sub-adviser (“Reportable Funds”) can be found on the Roundhill website.

Who is Covered by the Code

This Code applies to all employees, officers and partners of Roundhill or other persons (hereinafter “Covered Persons”) as determined by the Firm’s Chief Compliance Officer (“CCO”). This may include interns, temporary and/or contract employees if their roles and responsibilities cause them to be deemed Access Persons. It is the responsibility of each Covered Person to immediately report to the Firm’s CCO any known or suspected violations of this Code, the Compliance Manual and the policies and procedures contained therein, or of any other activity of any Covered Person or consultant that could constitute a violation of law. If you are aware of any activity in this regard, you should contact the CCO immediately. Failure to report a potential violation could result in disciplinary action against the non-reporting Covered Person. Roundhill will ensure that Covered Persons are not subject to retaliation in their employment as a result of reporting a known or suspected violation.

Things You Need to Know to Use this Code

There are three reporting forms that Access Persons must fill out under this Code; the initial and annual holdings reports and quarterly transactions reports. Copies of these forms are attached to this Code. Additionally, these forms can be accessed and submitted within the Compliance Alpha Online Portal. For more information, please speak to the Firm’s CCO.

All Access Persons must complete the acknowledgement of having received, read and understood this Code contained within the Initial and Annual Holdings Report and renew that acknowledgment on an annual basis. This process can be done within the Compliance Alpha Online Portal.

All Access Persons must complete a certification on a quarterly basis indicating they do not currently own and have not held or transacted in any Event Contracts, defined below, that are held in the Firm’s client accounts as well as any Event Contract being considered for inclusion in client accounts, as listed on the Firm’s Watch List Restricted List. This process can be done within the Compliance Alpha Online Portal.

The CCO will review the terms and provisions of this Code at least annually and make amendments as necessary. Any amendments to this Code will be provided to you.

GENERAL FIDUCIARY PRINCIPLES

Acting as A Fiduciary

It is the Firm’s policy to act in the best interest of its clients and on the principles of full disclosure, good faith and fair dealing. The Firm recognizes that it has a fiduciary duty to its clients. Acting as a fiduciary requires that Roundhill, consistent with its other statutory and regulatory obligations, act solely in the clients’ best interests when providing investment advice and engaging in other activities on behalf of clients. Roundhill and its Covered Persons must seek to avoid situations which may result in potential or actual conflicts of interest with these duties. To this end, the following principles apply:

●	All Covered Persons must always observe the highest standards of integrity and fair dealing and conduct their personal and business dealings in accordance with the letter, spirit and intent of all relevant laws and regulations;

●	The Firm must have a reasonable basis for the investment advice and decisions it makes for its clients;

●	The Firm must ensure that its investment decisions are consistent with its clients’ investment objectives, policies and any disclosures made to clients;

●	All Covered Persons must refrain from entering into transactions, including any personal securities or Event Contracts transactions, that are inconsistent with the interests of clients;

●	Covered Persons should not take inappropriate advantage of their positions and may not, directly or indirectly, use client opportunities for personal gain; and

●	Covered Persons must be loyal to the clients and place the interests of the clients above their own.

●	The Firm treats violations of this Code very seriously. If you violate this Code, the Firm may take disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating your employment, or any combination of the foregoing.

●	Improper trading activity can constitute a violation of this Code. You can also violate this Code, however, by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Your conduct can violate this Code even if no clients are harmed by your conduct.

If you have any doubt or uncertainty about what this Code requires or permits, you should ask the CCO. Do not guess at the answer.

Compliance with the Federal Securities Laws

Covered Persons are required to comply with applicable federal securities laws at all times. Examples of applicable federal securities laws include:

●	the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the SEC rules thereunder;

●	the Investment Advisers Act of 1940 and the SEC rules thereunder;

●	the Investment Company Act of 1940 and the SEC rules thereunder;

●	title V of the Gramm-Leach-Bliley Act of 1999 (privacy and security of client non-public information); and

●	the Bank Secrecy Act, as it applies to mutual funds and investment advisers, and the SEC and Department of the Treasury rules thereunder.

CONFLICTS OF INTEREST

PERSONAL CONFLICTS

All Covered Persons must avoid establishing financial interests or outside affiliations which may create a conflict, or appear to create a conflict, between the Covered Person’s personal interests and the interests of the Firm or its clients. A potential conflict of interest exists whenever a Covered Person has a direct financial or other personal interest in any transaction or proposed transaction involving the Firm or any of its clients. A conflict of interest may also exist where the Covered Person has an indirect interest in a transaction, for example, because the transaction will benefit someone with whom the Covered Person has a friendship or other personal relationship.

In such situations, Covered Persons must disclose the conflict to the CCO and recuse themselves from the decision-making process with respect to the transaction in question and from influencing or appearing to influence the relationship between the Firm or any of its clients and the customer involved. Covered Persons may not use non-public knowledge of a pending or currently considered securities or Events Contract transaction for a client to profit personally, directly or indirectly, as a result.

Conflict of Interest Between the Firm and a Client

In certain instances, Roundhill’s relationship with a client may require the Firm to place the client’s interest above its own interests. If a Covered Person becomes aware of a situation where Roundhill’s pursuit of its own interests in a transaction appears to conflict with its obligations to a client, he or she should bring the situation to the immediate attention of the CCO.

The Appearance of a Conflict of Interest Must Be Avoided

All Covered Persons are expected to be objective in making business decisions and to consider any improper interest or influence that could arguably impair that objectivity. In determining whether there is an appearance of conflict, each Covered Person should determine whether a reasonable, disinterested observer (i.e., investor, supplier, broker, an acquaintance, examiner or a government representative) would have any grounds to believe:

●	That the Firm was serving its own interests or one client’s interests at the expense of another; or

●	That business with clients or the Firm was done on the basis of friendship, family ties, the giving and receiving of gifts, or to curry favor with some specific entity or individual rather than on the merits.

If a Covered Person’s participation in a decision-making process would raise the appearance of conflict of interest, the Covered Person should inform the CCO immediately.

OUTSIDE BUSINESS ACTIVITIES

All Covered Person board memberships, advisory positions, trade group positions, management positions, or any involvement with public companies must be fully disclosed and submitted for prior approval to the CCO. Approval must be obtained through the CCO and will ordinarily require consideration by the Firm’s Senior Management. The CCO can deny approval for any reason. The CCO will not approve an employee serving on the Board of a company in which the Fund holds an investment as this is prohibited pursuant to LIFT’s Service as a Director Policy. Covered Persons are required to report any new outside business activities in which they engaged on a quarterly basis to the CCO on the Quarterly Transaction Report.

PREFERENTIAL TREATMENT

Covered Persons must make investment decisions, undertake commitments, and perform their duties and obligations without favoritism of any kind and award business or contracts strictly on the basis of merit. A Covered Person should not actively seek nor accept a discount on any item for personal use from a business contact. If such a person extends preferential treatment (for example, offers a discount) to a Covered Person in a personal transaction, the Covered Person must have the preferential treatment pre-approved by the CCO before proceeding with the transaction.

BORROWING

Covered Persons should borrow only from reputable organizations that regularly lend money. Borrowing from relatives, however, is not subject to restriction. If a Covered Person borrows from any financial institution, the loan must not involve favored treatment of any kind based upon their employment with the Firm.

GIFTS AND GRATUITIES

No Covered Person may give or receive on their own behalf or on behalf of the Firm any gift or other accommodation which has a value in excess of $100 from any vendor, public company, securities salesman, client or prospective client (a “business contact”). No Covered Person may accept cash gifts or cash equivalents from any such person.

This prohibition applies equally to gifts to members of the Family/Household of a Covered Person. Any gifts or accommodations in excess of $100 must be submitted to the CCO for prior approval. The CCO will maintain documentation of all such requests and resulting approvals or denials.

No Covered Person may give on their own behalf or on behalf of the Firm any gift or other accommodation to a business contact that may be construed as an improper attempt to influence the recipient. This Gifts Policy is not intended to prohibit normal business entertainment.

Covered Persons will be required to report, on a quarterly basis, all business-related gifts given or received to the CCO on the Quarterly Transaction Report.

ENTERTAINMENT AND MEALS

Payment for entertainment or meals where the Covered Person is not accompanied by the person purchasing the entertainment or meals is considered a gift, subject to the rules discussed above. Acceptance of meals and entertainment where the host is present is generally permitted. However, the acceptance of particularly lavish entertainment or entertainment with excessive frequency is generally inappropriate and should be refused. Entertainment in poor taste or that adversely reflects on the morals or judgment of the individuals attending the event is considered inappropriate and should also be refused. Individuals involved in the purchase of equipment, supplies, and services may not accept entertainment or meals from a vendor or potential vendor except if business is to be discussed. Finally, under no circumstances should entertainment be accepted which may affect or be construed to affect any future dealing with that person.

Covered Persons will be required to report, on a quarterly basis, any business-related entertainment or meals given or received with a value in excess of $250 per person in attendance to the CCO on the Quarterly Transaction Report.

PROHIBITION ON ACCEPTING BUSINESS-RELATED ACCOMMODATIONS FROM BROKERS

Entertainment and gifts paid for by brokers to Roundhill who either execute or seek to execute securities transactions on behalf of the Firm’s Fund clients at times may be deemed to be “compensation,” which is prohibited under Section 17(e)(1). Roundhill and its affiliated persons are not permitted to receive entertainment and gifts from any broker executing securities transactions on behalf of a Fund client or a broker the Firm is considering doing business with on behalf of Fund clients.

Any Covered Person who becomes aware that they may be in a position to receive entertainment and gifts from a broker must report such receipt immediately to the CCO. The CCO must determine if the receipt of such entertainment and gifts is a violation of Section 17(e)(1). If the CCO determines there is no connection between the entertainment or gift(s) received and the use of the broker that provided the entertainment or gift(s), then it will not deem the receipt of such entertainment or gift(s) to be a violation of Section 17(e)(1). The CCO can also consult with the Firm’s counsel to assist in making the determination of a nexus between the receipt of entertainment or gift(s) and the use of the broker executing securities transactions on behalf of Roundhill’s Fund clients giving such entertainment or gift(s).

STANDARDS OF BUSINESS CONDUCT

General

Covered Persons are expected at all times to conduct themselves in a manner consistent with the highest professional standards. Each Covered Person accordingly must devote his or her attention and skills to the performance of his or her responsibilities and avoid activities that interfere with that responsibility or that are detrimental to the Firm and its reputation.

Communications with Clients

All communications with clients, whether verbal or written, must convey information clearly and fairly. Covered Persons must comply with Roundhill’s policies and procedures regarding Marketing, Advertising, and Performance Reporting. Exaggerated, unwarranted or misleading statements or claims are prohibited.

Disclosure of confidential information

In the course of conducting business, Covered Persons may become privy to confidential information about the Firm, its present and prospective clients, and Reportable Fund agents. It is a violation of this Code, and in some cases may be a violation of law, for any Covered Person to disclose to anyone other than another Covered Person any confidential information obtained while in the course of conducting business on behalf of the Firm. Disclosure to other Covered Persons should be made only when and to the extent necessary to further the legitimate business purposes of the Firm. Covered Persons may not use any such information in connection with their personal investments or investments of others subject to their control.

Client and investor information

Clients and investors in the Firm have the right to expect Roundhill and its Covered Persons to treat information concerning their business dealings in the strictest confidence. Accordingly, no one may divulge investor confidence except in accordance with the Firm’s privacy policy and unless the party to whom a disclosure is made is legitimately entitled to the information (i.e., needs to know the information in furtherance of the investor’s business) or the investor gives prior consent to the disclosure. Any such prior consent should be documented in advance of disclosure.

Company Information

Confidential information about the Firm that is obtained by a Covered Person, including its clients, products, processes, financial condition, plans, patents, or licenses may not be disclosed to persons outside of the organization, except with the approval of senior management and to further the legitimate business purposes of the Firm.

Discretion should always be used when handling confidential client information or company information, and such information should never be disseminated to an unauthorized person. Covered Persons are reminded that when it is necessary to carry sensitive information off the firm’s premises, they should take appropriate care for its security. Specifically, Covered Persons should avoid casually displaying documents or engaging in confidential business conversations in public places. Covered Persons who take documents or computer files off the premises to work at home should return all such materials to the Firm upon completion of the particular at home project. Any questions about the confidential nature of information or whether confidential information may be disclosed should immediately be referred to the CCO.

Corporate Assets

All information, products and services connected to or generated by Roundhill as a business are considered corporate assets to which the Firm has ownership rights. Corporate property utilized or developed by Covered Persons during their employment, including, but not limited to, files, analysis, reference materials, reports, written or e-mail correspondence, client lists, strategies, computer hardware and software, data processing systems, computer programs and databases, remains exclusively the Firm’s property both during employment and after the Covered Person leaves the firm. Accordingly, all Covered Persons are expected to protect the Firm’s ownership or property including all information, products, and services and to return all information to the Firm at the termination of employment.

Further, Covered Persons are prohibited from misusing the Firm’s corporate assets (including use of assets for a non-business purpose, theft, inflation of expenses, etc.) and from misusing or removing those assets from the premises upon leaving the firm. Before beginning employment with the Firm, each Covered Person should give his or her manager a copy or any non-competition, non-disclosure or non-pirating agreement by which the Covered Person is bound at the time of hiring. Any questions about this requirement should be raised with Senior Management.

Bribery

Under federal law, it is illegal for Roundhill or any Covered Person to pay, offer to pay, or authorize a payment of any money or other thing of value to:

●	an official of a local, state, federal or foreign government or an agency of a local, state, federal or foreign government;

●	a political party or official thereof, or a candidate for political office; or

●	any other person the payor knows or has reason to know will pay or give the money or value to those listed above.

●	Where the purpose is to influence the recipient to take or refrain from taking any official action or to induce the recipient to use his or her influence to affect governmental action to obtain, retain, or direct business for the Firm, offering or making any such remuneration or consideration to a domestic or foreign government official, political party or candidate for political office is strictly prohibited. All Covered Persons must immediately report all invitations to accept a bribe or any proposal or suggestion of a similar illegal nature to the CCO.

Political Contributions / Pay-to-Play

●	“Pay-to-play” refers to the practice whereby an adviser or its employees make political contributions or gifts for the purpose of obtaining or retaining advisory contracts with government entities. General fiduciary principles under the Advisers Act require an adviser to take reasonable steps to ensure that any political contributions made by it or its employees are not intended to obtain or retain advisory business. In addition, in 2010, the SEC adopted a rule that substantially restricts contribution and solicitation practices of investment advisers and certain of their related persons. The new rule has three key elements:

o	It prohibits an investment adviser from providing advisory services for compensation – either directly or through a pooled investment vehicle – for two years, if the adviser or certain of its executives or employees make a political contribution to an elected official who is in a position to influence the selection of the adviser.

o	It prohibits an advisory firm and certain executives and employees from soliciting or coordinating campaign contributions from others – a practice referred to as “bundling” – for an elected official who is in a position to influence the selection of the adviser. It also prohibits solicitation and coordination of payments to political parties in the state or locality where the adviser is seeking business.

o	It prohibits an adviser from paying a third party, such as a solicitor or placement agent, to solicit a government client on behalf of the investment adviser, unless that third party is an SEC-registered investment adviser or broker-dealer subject to similar pay to play restrictions.

SEC Press Release 2010-116; http://www.sec.gov/news/press/2010/2010-116.htm

The rule includes a de minimis provision that permits contributions of up to $350 for candidates for whom the contributor is entitled to vote, and $150 for candidates for whom the contributor is not entitled to vote.

Political contributions or gifts from the Firm, its Covered Persons and solicitors to persons who may be in a position to affect the award of business to Roundhill may raise various legal and regulatory issues. For instance, the SEC as well as many states and municipalities have rules disqualifying an adviser from managing assets for certain governmental entities if the adviser, any employee or a Roundhill solicitor has contributed to certain political organizations, candidates or state officials for office.

To avoid violating such rules, as well as to avoid the appearance of impropriety, all political contributions must be in compliance with the following procedures:

Pre-Approval of Contributions in Excess of $150.00 – When making contributions personally or on behalf of the Firm, Covered Persons must be sensitive when considering a contribution to a political party, PAC or person who is, or may in the future be, in a position to affect the award of business to the Firm. Therefore, prior to making any political contribution or gift (including subscriptions, loans or deposit of money or anything of value given) to any political party (e.g., Republican, Democratic, Independent), Political Action Committees (“PAC”) or to any state official as defined by this policy in excess of $150 (whether in a lump sum or series of contributions in any calendar year), the employee should seek approval from the Chief Compliance Officer or his or her designee.

Quarterly Reporting - All Covered Persons will be requested to include on their Quarterly Transaction Report their political contributions during the quarter (including those under the $150 preclearance level). These contributions may include subscriptions, loans or deposits of money or anything of value given to any political party (e.g., Republican, Democratic, Independent), PAC or to any state official as defined by this policy.

State officials are defined in this policy is any person, who was, at the time of the political contribution or gift, a candidate for governor, treasurer or a legislative seat. A PAC is defined as a private group organized to elect or defeat government officials in order to promote legislation that is often favorable to that group’s purpose or mission. The quarterly report will ask the Advisory Person to disclose the name of recipient, amount of the contribution or gift value, office and state of the campaign and the date of the contribution. Additionally, each Advisory Person will indicate whether they are entitled to vote for the recipient of their political contribution.

Separation of Political and Employment Activities - All political activities of Covered Persons must be kept separate from employment and expenses may not be charged to the Firm. Covered Persons may not conduct political activities during working hours or use Roundhill’s facilities for political campaign purposes.

No Contribution on Behalf of the Firm – Covered Persons may not make political contributions on behalf of the Firm to any political party, or in connection with any federal, state, or local campaigns, except with the prior written approval of the Chief Compliance Officer or his or her designee.

Relations with Regulators

It is the Firm’s policy to cooperate with government authorities and regulators during routine audits and examinations, as well as inquiries and investigations. The CCO must immediately be made aware of any requests from government authorities or regulators and should be involved in responding to all such inquiries in order to be certain that we are providing complete and accurate information to regulators, as well as to ensure awareness of pending inquiries that may require us to maintain certain records.

RESTRICTIONS ON PERSONAL TRADING ACTIVITY

General Policy

No Access Person shall, in connection with the direct or indirect purchase or sale of a Security or CFTC-regulated derivative, including, but not limited to binary outcome contracts, binary futures on an excluded commodity, prediction market instruments, and similar instruments whose value is linked to the occurrence or outcome of a specified event (“Event Contracts”) “held or to be acquired” by a client:

●	employ any device, scheme or artifice to defraud the clients;

●	make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they are made, not misleading;

●	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the clients; or

●	engage in any manipulative practice with respect to the Firm’s clients.

Prohibition Against Insider Trading

As further detailed within Roundhill’s Inside Information & Trading Policies and Procedures, Covered Persons and the members of their Family/Household are prohibited from engaging in, or helping others engage in, insider trading. Generally, the “insider trading” doctrine under U.S. federal securities laws prohibits any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

●	trading while in possession of material, nonpublic information;

●	communicating (“tipping”) such information to others;

●	recommending the purchase or sale of securities on the basis of such information; or

●	providing substantial assistance to someone who is engaged in any of the above activities.

This means that Covered Persons and members of their Family/Household may not trade with respect to a particular security, issuer, or Event Contracts at a time when that person knows or should know that he or she is in possession of material nonpublic information about the issuer, security, or event outcome. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or if it could reasonably be expected to affect the price of an Event Contract or a company’s securities. Material information can also relate to events or circumstances affecting the market for an Event Contract or a company’s securities such as information about an expected government ruling or regulation that can affect the business of a company or an outcome in which the Fund may invest. Information is considered nonpublic until such time as it has been disseminated in a manner making it available to investors generally (e.g., through national business and financial news wire services). Please refer to the Firm’s Inside Information & Trading Policies and Procedures for a full description of permissible and prohibited activities.

Pre-clearance of Investments in IPOs or Limited Offerings / Private Placements

Access Persons may not directly or indirectly acquire Beneficial Ownership in any Securities in an IPO or Limited Offering without obtaining, in advance of the transaction, clearance from the Firm’s CCO. In order to obtain pre-clearance, the Access Person must complete and submit to the CCO a Personal Trade Request Form (a “PTR”). The CCO must review each request for approval and record the decision regarding the request. The general standards for granting or denying pre-clearance are whether the securities or Event Contracts are under active or potential consideration for Client accounts, and whether any conflict of interest exists between the Firm and its Clients. The CCO retains authority to grant pre-clearance in exceptional circumstances for good cause. The CCO may revoke a pre-clearance any time after it is granted and before the transaction is executed.

Pre-clearance for Personal Investments in Etfs Advised by the Firm

Access Persons may purchase ETFs without obtaining pre-clearance from the CCO with the exception of ETFs either advised or sub-adviser by Roundhill. Access Persons may not buy or sell shares of ETFs advised by the Firm for any account in which he or she has any direct or indirect Beneficial Ownership, unless such person obtains, in advance of the transaction, written approval for that transaction from the CCO. The Access Person must complete and submit to the CCO a PTR. The PTR is valid until the end of the trade day following day in which the trade was approved by the CCO (“Approval Date+1”). If the trade is not executed within the Approval Date + 1 period, a new PTR must be submitted. The Access Person may not complete the requested transaction until written approval has been received from the CCO. For portfolios that are re-balanced on a quarterly-basis, pre-trade clearance may not be approved during the seven days before rebalancing the underlying ETF portfolios. For portfolios that are re-balanced on a bi-weekly basis, pre-trade clearance may not be approved during the three days before rebalancing the underlying ETF portfolios. For the personal trading of the CCO, the CCO must obtain written pre-clearance from Roundhill’s CEO.

Pre-clearance for Securities on Watch List

Roundhill’s CCO will maintain a Watch List containing the names of Securities which are determined to be at risk for potential conflicts of interest. Securities on the Firm’s Watch List will typically consist of any securities held in the Firm’s client accounts as well as any securities being considered for inclusion in client accounts. Transactions in securities on the Watch List Restricted List must be pre-cleared by the CCO.

The Watch List for a given ETF is defined as (1) any security that is currently held in the ETF, (2) any security contained in a pro-forma the ETF from the time Roundhill and the CCO receive said pro-forma and (3) any security manually added to the Watch List for the ETF by Roundhill’s Investment Committee because the security is under consideration for addition to any ETF that Roundhill manages. Securities on the Watch List for a given ETF are subject to a black-out period of 7 days before portfolio rebalancing. Note that the Watch List is updated when presented with new information (i.e. distribution of a pro-forma) and is thus fluid within the 7-day window prior to a rebalance. The CCO, or his designee, has sole discretion to approve Watch List transactions, or allow any exceptions to the black-out or holding period.

Restrictions on Transactions in Event Contracts by Access Persons

Access Persons and members of their Family/Household may not transact in any Event Contract for which the Firm determines to be at risk for potential conflicts of interest. Event Contracts on the Firm’s Watch List will typically consist of any Event Contract held in the Firm’s client accounts as well as any Event Contract being considered for inclusion in client accounts. Transactions in Event Contracts on the Watch List Restricted List are strictly prohibited. On a quarterly basis each Access Person is required to complete a certification indicating the Access Person and members of their Family/Household have not transacted in any Event Contract on the Firm’s Watch List.

Restrictions on Personal Securities Transactions by Access Persons

Each Access Person shall direct his or her broker to supply the CCO, on a timely basis, duplicate copies of confirmations of all Securities transactions, other than for Exempt Securities, in which the person has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership and copies of periodic statements for all securities accounts.

Prohibition on Short Sales and Similar Transactions

Access Persons may not purchase a put option or sell a call option, sell short or otherwise take a short position, either directly or through any Beneficial Ownership, in any Security held by any client.

Reporting Requirements & Procedures

In order to provide the Firm with information to enable it to determine with reasonable assurance whether the provisions of this Code are being observed by its Access Persons, the following reporting requirements regarding personal securities transactions apply.

Initial and Annual Holdings Reports

Within ten days after a person becomes an Access Person, and annually thereafter, such person shall submit to the CCO a completed Initial/Annual Holdings Report. Each holdings report must contain, at a minimum, (a) the title and type of Security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Security (other than an Exempt Security) in which the person has any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with whom the person maintains an account in which any Securities other than Exempt Securities are held for the person’s direct or indirect benefit; and (c) the date the person submits the report. Brokerage account statements may be referenced and attached in lieu of listing individual securities. The Initial Holdings Report must be current as of a date no more than 45 days prior to the date the person became an Access Person and the Annual Holdings Report shall be submitted prior to the deadline imposed by the CCO and must be current as of a date no more than 30 days prior to the date the report is submitted.

Quarterly Transaction Report

Each Access Person shall submit reports which can be found within the Compliance Alpha Online Portal to the CCO, showing all transactions in Securities (other than Exempt Securities) in which the person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership, as well as all accounts established with brokers, dealers or banks during the quarter in which any Securities, other than Exempt Securities, were held for the direct or indirect beneficial interest of the person and any political contributions made during the preceding quarter. Such reports shall be filed no later than 30 days after the end of each calendar quarter. An Access Person need not detail each transaction on a quarterly transaction report under this paragraph if all of the information required by this paragraph is contained in the brokerage confirmations or account statements required to be submitted under this Code, provided the person so designates on the form. The Report must include the date on which such report was submitted to the CCO.

Quarterly Event Contracts Report

Each Access Person shall submit a certification, which can be found within the Compliance Alpha Online Portal, to the CCO, acknowledging that all transactions during the period and any holdings in Event Contracts in which the Access Person has, or by reason of such transaction acquires, any direct or indirect ownership during the quarter were not listed on the Firm’s Watch List Restricted List.

ADMINISTRATION OF THE CODE

The CCO or designee shall be responsible for the administration of the Firm’s Code of Ethics.

Miscellaneous

Confidentiality

The Firm will endeavor to maintain the confidentiality of all reports and information submitted by its Access Persons pursuant to this Code. Such reports and related information, however, may be produced to the SEC and other regulatory agencies.

The “should have known” standard

For purposes of this Code, the “should have known” standard does not:

●	imply a duty of inquiry;

●	presume that the individual should have deduced or extrapolated from discussions or memoranda dealing with a client’s investment strategies; or

●	impute knowledge from the individual’s awareness of a Fund’s portfolio holdings, market considerations, benchmark index, or investment policies, objectives and restrictions.